Filed by Baytex Energy Corp.

(Commission File No. 1-32754)

pursuant to Rule 425 of the Securities Act of 1933

Subject Companies: Ranger Oil Corporation

(Commission File No. 1-13283)

BAYTEX ANNOUNCES EXPIRATION OF HART-SCOTT-RODINO WAITING PERIOD

RELATING TO THE ACQUISITION OF RANGER OIL

CALGARY, ALBERTA (April 13, 2023) - Baytex Energy Corp. (TSX: BTE) (NYSE: BTE) (“Baytex”) announced today the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 as amended (the “HSR Act”), with respect to the previously announced merger (the “Merger”) with Ranger Oil Corporation ("Ranger").

The expiration of the HSR waiting period under the HSR Act satisfies one of the conditions of the Merger.

The closing of the Merger remains subject to the satisfaction of customary closing conditions, including, among other things, the approval by Baytex's shareholders of the Merger Resolution, approval by the holders of Ranger's common stock of the terms of the Agreement and Plan of Merger, dated as of February 27, 2023, by and between Ranger and Baytex, Baytex's Registration Statement on Form F-4 (filed on April 7, 2023 with the U.S. Securities and Exchange Commission) becoming effective under the U.S. Securities Act of 1933, as amended, and the Baytex Shares issued pursuant to the Merger being approved for listing on the New York Stock Exchange, subject to official notice of issuance, and the Toronto Stock Exchange, subject to customary listing conditions. If the requisite shareholder and regulatory approvals are obtained and if all other conditions to the Merger become effective or are satisfied or waived, it is expected that the Merger will be completed in the second quarter of 2023.

Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Forward-looking statements in this press release include, but are not limited to, statements relating to: (i) the Merger and its expected timing and closing.

Although Baytex believes the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Baytex can give no assurance that such expectations will prove to be correct. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to: the ability to obtain shareholder and regulatory approvals of the Merger; the ability to complete the Merger on the anticipated terms and timetable; the changes in business and market conditions; and the risk factors discussed in our Registration Statement on Form F-4, initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 7, 2023 (Registration No. 333-271191) and our management information circular and proxy statement dated April 3, 2023 filed on SEDAR at www.sedar.com.There may be additional risks that Baytex presently does not know, or that Baytex currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of the assumptions below prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. These forward-looking statements are based on certain key assumptions regarding, among other things, the ability of Baytex and Ranger to satisfy all conditions to closing of the Merger; the completion of the Merger on the timing anticipated, and the anticipated terms of the Notes, including the use of proceeds therefrom. Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

The above summary of assumptions and risks related to forward-looking statements has been provided in order to provide shareholders and potential investors with a more complete perspective on Baytex’s current and future operations and such information may not be appropriate for other purposes.

There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in such forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

No Offer or Solicitation

This communication relates to the proposed Merger between Baytex and Ranger. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Merger or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Baytex has filed a copy of the merger agreement on its profile on SEDAR (www.sedar.com). Further, Baytex has mailed to its shareholders a management information circular and other relevant documents as of the record date established for voting on the Baytex shares to be issued pursuant to the transaction, which contain important information about the Merger and related matters. Shareholders of Baytex are advised to read the management information circular in connection with Baytex’s solicitation of proxies for the meeting of Baytex shareholders to approve the Merger. Baytex shareholders may obtain copies of the management information circular on Baytex's SEDAR profile (www.sedar.com).

Important Additional Information and Where to Find it

In connection with the proposed Merger, Baytex has filed with the SEC a registration statement on Form F-4 (the “Registration Statement”) to register the Baytex securities to be issued in connection with the proposed Merger (including a prospectus therefor). Baytex and Ranger also plan to file other documents with the SEC regarding the proposed Merger. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Baytex or Ranger may file with the SEC in connection with the Merger. U.S. INVESTORS AND U.S. HOLDERS OF BAYTEX AND RANGER SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT BAYTEX, RANGER AND THE PROPOSED MERGER. Shareholders may obtain free copies of the Registration Statement, proxy statement/prospectus and other documents containing important information about Baytex and Ranger through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Baytex and Ranger without charge.

Participants in the Solicitation

Baytex, Ranger and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Baytex's shareholders and the solicitation of proxies from Ranger's shareholders, in each case with respect to the Merger. Information about Baytex's directors and executive officers is available in the Annual Information Form published February 23, 2023 and in the Registration Statement. Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Registration Statement, the proxy statement/prospectus and other relevant materials that have been and will be filed with the SEC regarding the Merger. Shareholders, potential investors and other readers should read the proxy statement/prospectus carefully before making any voting or investment decisions.

Baytex Energy Corp.

Baytex Energy Corp. is an energy company based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Baytex's common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number: 1-800-524-5521

Email: investor@baytexenergy.com